Exhibit 99

News

RiT TECHNOLOGIES REPORTS Q2 2009 RESULTS

– Strong Sequential Progress despite Difficult Macro Markets:
49% Increase in Revenues & 31% Decrease in Net Loss Compared With Q1 2009 –

– Stins Coman Extends $10M Credit Line via Convertible Loan –

Tel Aviv, Israel – July 29, 2009 – RiT Technologies (NASDAQ: RITT), today announced its financial results for the second quarter and first six months ended June 30, 2009.

Revenues for the second quarter of 2009 were $2.4 million, a 49% increase compared sequentially to $1.6 million recorded in the first quarter of 2009. Revenues for the second quarter of 2008 were $5.9 million.  Net loss for the quarter was $(1.4) million, or $(0.07) per share (basic and diluted), a 31% reduction compared sequentially with $(2.0) million, or $(0.09) per share (basic and diluted) for the first quarter of 2009. Net loss for the second quarter of 2008 was $(0.5) million, or $(0.03) per share (basic and diluted).

Revenues for the first six months of 2009 were $4.0 million compared with $10.7 million for the first half of 2008, and net loss for the period was $(3.3) million or $(0.16) per share (basic and diluted) compared with $(1.6) million or $(0.11) per share (basic and diluted) for the first half of 2008.

Convertible Loan
On June 19, the Company announced that it had entered into a convertible loan agreement with Stins Coman Inc., RiT’s largest shareholder. According to the loan agreement, Stins Coman agreed to provide the Company with an unsecured credit line of up to $10 million under favorable terms, beginning with October 1, 2009. The closing of the transaction is subject to the approval of the Company's shareholders.

Commenting on the investment, Mr. Sergey Anisimov, Chairman of RiT and President of Stins Coman, said, "We are extending this significant credit line as a concrete demonstration of our belief in RiT’s potential and its ability to deliver strong growth over the long term."

Comments of Management
“The second quarter was a period of improved sales execution despite the continued uncertainty of our target markets, enabling us to achieve a significant sequential increase in revenues and a decrease in our net loss compared to the first quarter of 2009,” commented Mr. Avi Kovarsky, RiT’s President & CEO. “We have been experiencing increased demand from mission-critical Enterprises such as airports and government agencies, for whom our solutions offer a clear, rapid and compelling ROI, and are seeing a steady increase in sales from professional services, which we have defined as one of our strategic directions. We are also pleased that our sales in the US have been trending upward, reflecting an increase of sales activities within certain government and financial sectors.”

Mr. Kovarsky continued, “Looking forward, we continue to see signs that indicate a stronger second half of the year – particularly a sales pipeline with significant opportunities on both Enterprise and Carrier sides of the business. The $10 million credit line agreement that we have recently signed with our largest shareholder ensures that we will be able to execute our growth strategy, including the expansion of our sales force. In parallel, we will continue to maintain close control over all expenses with the goal of minimizing cash burn, positioning us to benefit as the global IT market moves toward recovery.”

RiT Technologies Ltd.

News

Conference Call Details
The Company will host a conference call to discuss these results today, Wednesday, July 29th, at:

    10:00 a.m. Eastern Daylight Time
      9:00 a.m. Central Daylight Time
      8:00 a.m. Mountain Daylight Time
      7:00 a.m. Pacific Daylight Time
    17:00 Israel Time

To participate, please call one of the following teleconferencing numbers approximately 5-10 minutes prior to the scheduled start of the call:

    1-800-994-4498 (U.S.)
    972-3-918-0650 (International)

To participate in the webcast of the call, please log-in about 5-10 minutes prior to the start of the call as follows: http://www.videonewswire.com/event.asp?id=60765

For those unable to participate, the teleconference will be archived for replay for 14 days at the same url address, beginning 12 o'clock noon (EDT) the day of the call. Note: Participants in the webcast may submit questions to be addressed in the conference call in advance by email to: simonag@rit.co.il, by phone: +972-3-766-4249 or fax: +972-3-647-4115.

About RiT Technologies
RiT is a leading provider of intelligent solutions for infrastructure management, asset management, environment and security, and network utilization. RiT Enterprise solutions address datacenters, communication rooms and workspace environments, ensuring maximum utilization, reliability, decreased downtime, physical security, automated deployment, asset tracking, and troubleshooting. RiT Environment and Security solutions enable companies to effectively control their datacenters, communications rooms and remote physical sites and facilities in real-time, comprehensively and accurately. RiT Carrier solutions provide carriers with the full array of network mapping, testing and bandwidth qualification capabilities needed for access network installation and service provisioning. RiT's field-tested solutions are delivering value in thousands of installations for top-tier enterprises and operators throughout the world.

For more information, please visit our website: www.rittech.com

RiT Technologies Ltd.

News

Safe Harbor Statement
In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate", "forecast", “target”, “could” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  For example, when we discuss a field trial which could lead to a multi-million dollar Carrier deal, we are using a forward looking statement. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC.  These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel.  We are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:
Simona Green
VP Finance
+972-3-766-4249
simonag@rit.co.il

RiT Technologies Ltd.

News

RiT TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEETS (U.S GAAP)
(U.S dollars in thousands)

	June 30, 2009	December 31, 2008
	(Unaudited)	(Audited)

Assets
Current Assets
Cash and cash equivalents	3,183	6,111
Trade receivables, net	2,331	3,737
Other current assets	359	536
Inventories	4,094	3,978
Total Current Assets	9,967	14,362

Long-term Assets
Long term trade receivable	267	351
Long term investment	1,659	1,579
	1,926	1,930
Property and Equipment
Cost	3,550	3,502
Less - accumulated depreciation	3,087	2,958
	463	544
Total Assets	12,356	16,836

Liabilities and Shareholders' Equity
Current Liabilities
Trade payables	2,290	3,101
Other payables and accrued expenses	1,864	2,286
Total Current Liabilities	4,154	5,387

Long-term Liability
Liability in respect of employees' severance benefits	2,046	2,076
Total Liabilities	6,200	7,463

Shareholders' Equity
Share capital	559	559
Treasury stock	(27)	(27)
Additional paid-in capital	36,778	36,681
Accumulated deficit	(31,154)	(27,840)
Total Shareholders' Equity	6,156	9,373
Total Liabilities and Shareholders' Equity	12,356	16,836

RiT Technologies Ltd.

News

RiT TECHNOLOGIES LTD.
STATEMENTS OF OPERATIONS (U.S GAAP)
(U.S dollars in thousands, except per share data) (Unaudited)

	For the three		For the six
	months ended		months ended
	June 30,		June 30,
	2009	2008	2009	2008

Sales	2,366	5,943	3,951	10,735
Cost of sales	1,241	3,206	1,959	5,942
Gross profit	1,125	2,737	1,992	4,793

Operating costs and expenses:
Research and development:
Research and development, gross	714	936	1,547	1,938
Less - royalty-bearing participation	-	104	-	104
Research and development, net	714	832	1,547	1,834

Sales and marketing	1,271	1,537	2,665	3,175
General and administrative	491	887	979	1,456
Total operating expenses	2,476	3,256	5,191	6,465

Operating loss	(1,351)	(519)	(3,199)	(1,672)
Financial income (loss), net	(5)	30	(115)	80
Net Loss	(1,356)	(489)	(3,314)	(1,592)

Basic and Diluted net Loss per ordinary share	(0.07)	(0.03)	(0.16)	(0.11)

Weighted average number of ordinary shares, used to compute Basic and Diluted net Loss per ordinary share	20,835,420	14,681,574	20,835,420	14,681,574

RiT Technologies Ltd.